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                                                                     Exhibit 4.1

                                                                     Royal Ahold
                                                               Supervisory Board

Mr. D.G. Eustace

                                             Albert Heijnweg 1, 1507 EH Zaandam
                                             P.O. Box 3050, 1500 HR Zaandam
                                             The Netherlands
                                             Telefax +31 75 659 83 53
                                             Telephone +31 7565991 11
                                             Direct dial +31 7565956 25

March 5, 2003

Dear Mr. Eustace:

We are pleased to confirm our agreement regarding your appointment to part-time member of the Royal Ahold Executive Board for a definite period of time.

Appointment
You will be appointed to member of the Executive Board with the title of interim CFO of Royal Ahold for a limited period of six to twelve months, starting from March 10th 2003. Ample before the end of the first six months, we will decide about the remaining six months or part of these remaining six month, in close consultation with you.

Both parties have the right to terminate this agreement preliminary upon one month written notice.

As member of the Executive Board you will carry full joint responsibility for all activities of Royal Ahold together with the other members of the Board. Your initial specific responsibilities and accountabilities as the interim CFO will be determined in consultation with Mr. De Ruiter and the Executive Board.

Remuneration
Your fixed gross base salary will be: (euro) 805,000.-- on an annual base, payable in The Netherlands in four weekly equal installments.

At the end of your appointment, the Supervisory Board will decide upon a discretionary bonus.

Up front you will receive 100,000 Ahold shares. Shares means: the shares of common stock of Koninklijke Ahold NV., as listed and traded on the Amsterdam Stock Exchange. Any tax consequences are for your account.

You will be paid expense compensation (to cover small expenses) of(euro) 8,850.-- (tax free) annually, payable in The Netherlands in four weekly equal installments. All other business expense is payable by the company.


                                         Registered names Koninklijke Ahold nv
                                         Trade Register Zaandam No. 35000363

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You will have free usage of a suitable car, as well as the services of a company driver.

Ahold will offer you tax assistance in relation to your employment income from Ahold, in order to ensure tax optimalization. This tax assistance fee will be paid by the company.

All reasonable expenses for telephone installation and usage will be for the account of Ahold.

Place of assignment
For this assignment you will be located at Ahold's corporate headquarters in Zaandam, The Netherlands. Ahold will pay your temporary housing expenses in The Netherlands.

This employment contract is subject to Dutch law.

We wish you all the best in your new and challenging position and express our confidence that you will contribute to the future success of our corporation.

Would you be so kind to return the enclosed copy duly signed as confirmation of your agreement with the above.

On behalf of the Supervisory Board,

Yours faithfully,                                      For approval


/s/ Ir. H. de Ruiter                                   /s/ D.G. Eustace
------------------------                               ------------------------
Ir. H. de Ruiter                                       D.G. Eustace
Chairman of the Supervisory Board

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